NIO Inc.
Building 19, No. 1355, Caobao Road
Minhang District, Shanghai 201804
People’s Republic of China

January 10, 2025

VIA EDGAR

Mr. Blake Grady

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”)
Schedule TO-I filed December 26, 2024
File No. 005-90661

Dear Mr. Grady:

This letter sets forth the Company’s responses to the comments contained in the letter dated January 2, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Schedule TO-I filed with the Commission on December 26, 2024 (the “Schedule TO”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Schedule TO (the “Amendment No. 1”) with the Commission.

All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Schedule TO.

Schedule TO-I filed December 26, 2024; Repurchase Right Notice

General

1.	We note the disclosure that the offer period began on December 30, 2024. However, the Repurchase Right Notice was filed on December 26, 2024 and included as Annex A a Repurchase Notice that certain note holders may use to tender. Please advise how this is consistent with the Company’s obligations under Rule 13e-4(e). See also CDI 101.04 under “Tender Offer Rules and Schedules” available on our website at www.sec.gov.

The Company respectfully advises the Staff that it is under contractual obligations pursuant to the Indenture to (i) offer to repurchase for cash all of the Company’s 0.50% Convertible Senior Notes due 2027 (the “Notes”) on February 1, 2025 and (ii) provide notice of such offer to holders of the Notes no later than 20 business days prior to the repurchase date. The Company respectfully submits that while it filed the Company’s notice to the holders of the Notes (the “Repurchase Right Notice”) on December 26, 2024, the Company stated in the Repurchase Right Notice that, to exercise their repurchase rights, holders of the Notes must deliver a repurchase notice at any time between 9:00 a.m., New York City time, on Monday, December 30, 2024 (the “Commencement Date”) and 5:00 p.m., New York City time, on Thursday, January 30 (the “Expiration Date”), 2025. Therefore, the Company believes that the Repurchase Right Notice is clear as to when the repurchase right offer will commence, and should not cause confusion to the Holders. The Company confirms that it had, as of December 26, 2024, a bona fide intent to commence the tender offer on December 30, 2024, and the tender offer has commenced on December 30, 2024.

NIO Inc.

January 10, 2025

Additionally, the Company believes that, prior to the Commencement Date, the Company did not commence a tender offer as it had not given the means to the holders of the Notes for tendering The Company submits that, as of December 26, 2024 and the date of this submission, the Notes are all in global form. All custodians and beneficial holders of the Notes hold the Notes through DTC accounts and there are no certificated Notes in non-global form. As such, all Notes surrendered for repurchase must comply with the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”) system. As stated in bold on the cover page of the Repurchase Right Notice, holders of the Notes may only exercise their repurchase rights and receive the repurchase price by delivering the Notes through the transmittal procedures of the DTC. The Company further submits that, while a form of repurchase notice is included as Annex A to the Repurchase Right Notice, as explained on page 4 of the Repurchase Right Notice, the Company only provided this form of notice in case Notes are issued to a holder in certified non-global form after the date of the Repurchase Right Notice, although the Company does not expect there to be such issuances. As such, since there were and are no Notes held in non-global form, the form of repurchase notice included as Annex A should not be viewed as a means to tender for any holder of the Notes. DTC’s ATOP system, which only receives exercise of repurchase rights between the Commencement Date and the Expiration Date, is the only means for holders of the Notes to tender their Notes for repurchase. Therefore, the Company is of the view that, prior to the Commencement Date, the Company did not commence a tender offer as it had not given the means to the holders of the Notes for tendering under Rule 13e-4(a)(4). Furthermore, while the Company disseminated the Repurchase Right Notice to Cede & Co., the nominee of the Depositary Trust Company, the Company advises the Staff that this does not constitute the commencement of an offer under Rule 13e-4(a)(4).

The Company has revised its disclosure on the cover page of the Repurchase Right Notice and Amendment No. 1 to state that DTC’s ATOP system only commenced receiving surrender of Notes at 9:00 a.m., New York City time, on the Commencement Date, and any surrender of Notes delivered prior to this time will not be accepted by the ATOP system.

NIO Inc.

January 10, 2025

Information Concerning the Notes, page 7

2.	Refer to the following sentence on page 7: “If we extend the offer period, we will publicly disclose the new expiration date by filing an amendment to the Schedule TO and/or by issuing a press release” (emphasis added). As written, this implies that, if the offer period is extended, the Company may either file an amendment to the Schedule TO or issue a press release but need not take both actions. Please revise, here as well as relevant parts of the Summary Term Sheet, to omit “or” from the sentence, or advise. See Rules 13e-4(c)(1) and (3).

In response to the Staff’s comment, the Company has revised the disclosure on page 3 and pages 7-8 of the Repurchase Right Notice and Amendment No. 1 to state that if the offer period is extended, the Company will publicly disclose the new expiration date by filing an amendment to the Schedule TO and issuing a press release.

3.	We note the disclosure on pages 2 and 9 that the Company may, at its option, redeem for cash all or part of the Notes on or after February 6, 2025, subject to the provisions of the Indenture. Please advise how redemptions during the period ten business days after the expiration of the offer would be consistent with Rule 13e-4(f)(6)(i). If no redemptions will occur during that period, please revise to so state.

The Company respectfully advises the Staff that although the Indenture provides a contractual right of the Company to redeem the Notes in the event of a change in tax law, the Company, in order to stay compliant with Rule 13e-4(f)(6)(i), will not exercise such contractual rights during the period between the commencement of the repurchase right offer period until ten business days after the expiration of the repurchase right offer period.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 and pages 9-10 of the Repurchase Right Notice and Amendment No. 1 to state that the Company will not redeem the Notes before February 13, 2025, being the tenth business day after the expiration of the repurchase right offer period.

Procedures to Be Followed by Holders Electing to Exercise the Repurchase Right, page 10

4.	Refer to the disclosure on page 10 that, by “exercising the Repurchase Right with respect to any portion of your Notes,” a holder “release[s] and discharge[s] the Company and its directors, officers, employees, and affiliates from any and all claims [the note holder] may now have, or may have in the future, arising out of, or related to, the Notes.” Please revise to clarify, if true, that the waiver does not include claims arising under federal securities laws, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Repurchase Right Notice and Amendment No. 1 to state that the quoted waiver does not include claims arising under federal securities laws.

NIO Inc.

January 10, 2025

Right of Withdrawal, page 13

5.	We note your reference on page 13 to Rule 13e-4(f)(2)(ii), but January 30, 2025, does not appear to be the 40th business day from the commencement of the offer. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13-14 of the Repurchase Right Notice and Amendment No. 1 to state that pursuant to Rule 13e-4(f)(2)(ii), if Holders timely surrender Notes for purchase under the Repurchase Right, they are also permitted to withdraw such Notes after February 27, 2025 (New York City time) in the event that the Company has not yet accepted the Notes for payment on or prior to February 27, 2025 (New York City time).

6.	On page 13, you state the following: “We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.” Please revise this statement to include a qualifier indicating that note holders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13-14 of the Repurchase Right Notice and Amendment No. 1 to add the qualifier that the Holders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction.

Plans or Proposals of the Company, page 14

7.	We note your disclosure on page 14 that “[e]xcept as publicly disclosed on or prior to the date of this Repurchase Right Notice, neither the Company nor its directors and executive officers currently has any plans, proposals, or negotiations that would be material to a Holder’s decision to exercise the Repurchase Right” (emphasis added). Please revise this section to remove this qualifying language and describe (or specifically incorporate by reference) any of the Company’s plans, proposals or negotiations. See Instruction E to Schedule TO and Item 1006(c) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14-15 of the Repurchase Right Notice and Amendment No. 1 to affirmatively state that neither the Company nor its directors and executive officers currently has any plans, proposals, or negotiations that would be material to a Holder’s decision to exercise the Repurchase Right.

NIO Inc.

January 10, 2025

Additional Information, page 17

8.	Please omit the reference on page 17 to a “Public Reference Section of the SEC” where documents may be inspected. The SEC no longer provides a physical space for inspection and copying of filings.

In response to the Staff’s comment, the Company has removed the referenced disclosure on page 18 of the Repurchase Right Notice and Amendment No. 1.

*         *         *

If you have any additional questions or comments regarding the Schedule TO, please contact the undersigned, chief financial officer of the Company, at +86 21 6908 2018 or via e-mail at stanley.qu@nio.com, or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Yu Qu
Yu Qu
Chief Financial Officer

cc:	Yuting Wu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP